Exhibit 99.1

Innate Pharma Highlights Phase 1/2 Dose Escalation Safety and Preliminary Efficacy of Sanofi Developed First NK Cell Engager SAR’579 / IPH6101 in R/R AML

  SAR’579/IPH6101, ANKET® platform lead asset, is a trifunctional anti-CD123 NKp46×CD16 NK cell engager from a joint research collaboration between Innate Pharma and Sanofi, now under development by partner Sanofi
  Preliminary data published show SAR’579 was well tolerated and induced 3 complete responses in the 8 patients at 1 mg/kg as highest dose
  Phase 1/2 data will be presented as an oral presentation at the ASCO 2023 Annual Meeting
  The study will now progress to the expansion phase

MARSEILLE, France--(BUSINESS WIRE)--May 26, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today that the abstract entitled “A first-in-human study of CD123 NK Cell Engager SAR443579 in relapsed or refractory acute myeloid leukemia, B-cell acute lymphoblastic leukemia or high risk-myelodysplasia” was published on the ASCO 2023 Annual Meeting website. The abstract concludes that SAR’579, in development by Sanofi, was well tolerated up to doses of 3 mg/kg QW with observed clinical benefit in patients with relapsed/refractory acute myeloid leukaemia (R/R AML).

“We are very pleased to see in this dose escalation Phase 1/2 update reported by Sanofi, the first clinical responses and good tolerability for SAR’579/IPH6101 targeting CD123 in relapsed/refractory acute myeloid leukaemia,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “Although the data are preliminary, the clinical data from SAR’579 are encouraging, and we look forward to the full presentation of this trial at the 2023 ASCO Annual Meeting, as well as further updates as other assets of our ANKET® platform enter the clinic.”

“The NK cell engager SAR’579, targeting CD123 is a remarkably designed investigational drug based on the ANKET® platform and the result of a strong partnership between Sanofi and Innate scientists,” adds Valeria Fantin, Global Head of Oncology Research at Sanofi.

“It is exciting to see these early clinical results at the 2023 ASCO meeting,” said Peter. C. Adamson, MD, Global Head, Oncology Development at Sanofi. “We look forward to the continued development of SAR’579 and are thankful to the investigators leading the clinical effort and the patients/families who have volunteered to participate in this trial.”

ASCO abstract presentation details:

SAR’579 / IPH6101

  Abstract: 7005
  Abstract Title: A first-in-human study of CD123 NK cell engager SAR443579 in relapsed or refractory acute myeloid leukemia, B-cell acute lymphoblastic leukemia, or high-risk myelodysplasia.
  Session Type/Title: Oral Abstract Session - Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant
  Session Date and Time: 6/2/2023, 1:00 PM - 4:00 PM
    Actual Presentation Time: 2:24 PM - 2:36 PM

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About the Innate-Sanofi agreement:

The Company has a research collaboration and licensing agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and licensing agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes IPH6101/SAR’579 (CD123 NK Cell Engager) and IPH6401/SAR’514 (BCMA NK Cell Engager). Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

Under the terms of a new license agreement entered in December 2022, which includes IPH62 (B7-H3 NK Cell Engager) and 2 options, Innate received €25m upfront payment and is eligible for up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations
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Arthur Rouillé
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